# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Espey Mfg & Electronics Corp., CIK 0000033533
CUSIP: 296650104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 233 Ballston Avenue, Saratoga Springs, New York (NY), 12866
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001571049-15-009129
Filed by CIK 0001657476

## Reporting persons
- Stanley Kesselman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 58,856; shared voting power 0; sole dispositive power 58,856; shared dispositive power 0; aggregate amount beneficially owned 58,856 (2.11% of the class)

## Item 1. Issuer
Name of issuer: Espey Mfg & Electronics Corp.
Address of issuer's principal executive offices: 233 Ballston Avenue, Saratoga Springs, New York 12866

## Item 2. Person Filing
Name of person filing: Stanley Kesselman
Address of principal business office or, if none, residence: c/o Maxim Group, 300 Park Ave, 16th Floor, New York, NY 10022
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 58,856
Percent of class: 2.11
Sole power to vote or to direct the vote: 58,856
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 58,856
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stanley Kesselman: /s/ Stanley Kesselman, Stanley Kesselman (01/02/2025)